UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

VISKASE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	22-2372868 (IRS Employer Identification No.)

333 East Butterfield Road, Suite 400, Lombard, Illinois (Address of principal executive offices)	60148 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None.

Title of each class to be so registered	Name of each exchange on which each class is to be registered
N/A	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: Series A-2 Junior Participating Preferred Stock Purchase Rights

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

On April 30, 2026 (the “Rights Dividend Declaration Date”), the Board of Directors (the “Board”) of Viskase Holdings, Inc. (formerly known as Enzon Pharmaceuticals, Inc.) (the “Company”) adopted a Section 382 Rights Agreement and declared a dividend distribution of one right (a “Right”) for each outstanding share of the Company’s common stock, par value $0.01 per share (the “Common Stock”), to stockholders of record at the close of business on May 15, 2026. Each Right entitles its holder, under certain circumstances described below, to purchase from the Company one one-thousandth of a share of Series A-2 Junior Participating Preferred Stock of the Company, par value $0.01 per share (the “Preferred Stock”), at an exercise price of $30.00 per Right, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in the Section 382 Rights Agreement, dated as of May 5, 2026, by and between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the “Section 382 Rights Agreement”).

The Board adopted the Section 382 Rights Agreement in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (“NOLs”). If the Company experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), the Company’s ability to fully utilize the NOLs on an annual basis will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of those benefits. The Section 382 Rights Agreement is intended to act as a deterrent to any person (an “Acquiring Person”) acquiring (together with all affiliates and associates of such person) beneficial ownership of 4.9% or more of the Company’s outstanding common stock within the meaning of Section 382 of the Code, without the approval of the Board. Stockholders who beneficially own 4.9% or more of the Company’s outstanding common stock as of the Rights Dividend Declaration Date will not be deemed to be an Acquiring Person.

The Rights. Initially, the Rights are associated with shares of Common Stock certificates or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares, which will contain a notation incorporating the Section 382 Rights Agreement by reference, and are transferable with and only with the underlying shares of Common Stock. New Rights will attach to any shares of Common Stock that become outstanding after the Record Date and prior to the earlier of the Distribution Date (as defined below) and the Expiration Date (as defined below). If Preferred Stock is issued upon exercise of the Rights, each fractional share of Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of Common Stock. However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including any dividend, voting or liquidation rights.

Initial Exercisability. Subject to certain exceptions, the Rights are not exercisable until the “Distribution Date,” which occurs upon the earlier of:

•	the close of business on the tenth day after the “Stock Acquisition Date,” which is (a) the first date of public announcement that an Acquiring Person has become such or (b) such earlier date as a majority of the Board has become aware of the existence of an Acquiring Person (in each case, subject to certain exceptions), or

•	the close of business on the tenth business day (or such later date as may be determined by the Board prior to such time as any person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group becoming an Acquiring Person.

Any existing stockholder or group that beneficially owns 4.9% or more of Common Stock has been grandfathered at its current ownership level, but the Rights will not be exercisable if, at any time after the announcement of the Section 382 Rights Agreement, such stockholder or group increases its ownership of Common Stock by one share of Common Stock. Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts.

Separation and Distribution of Rights. Until the earlier of the Distribution Date and the Expiration Date, the surrender for transfer of any shares of Common Stock will also constitute the transfer of the Rights associated with those shares. As soon as practicable after the Distribution Date, separate rights certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, the separate rights certificates alone will represent the Rights, and the Rights may be transferred apart from the transfer of the underlying shares of Common Stock, unless and until the Board has determined to effect an exchange pursuant to the Section 382 Rights Agreement (as described below).

Expiration Date. The Section 382 Rights Agreement will expire on the earliest of the following:

•	the close of business on May 4, 2029 (the “Final Expiration Date”);

•	the close of business on May 4, 2027, if the approval (in person, by proxy or by written consent) of the Section 382 Rights Agreement by the affirmative vote of the holders of a majority of the voting power of the then outstanding Common Stock has not been obtained by that date;

•	the redemption of the Rights;

•	the exchange of the Rights;

•	the close of business on the date set by the Board following a determination by the Board that the Section 382 Rights Agreement is no longer necessary or desirable for the preservation of Tax Benefits;

•	the close of business on the first day of a taxable year to which the Board determines that no tax benefits may be carried forward; or

•	upon the closing of any merger or other acquisition transaction involving the Company pursuant to a merger or other acquisition agreement that has been approved by the Board before any person or group becomes an Acquiring Person.

“Flip-In” Event. In the event that a person becomes an Acquiring Person (a “Flip-in Event”), each holder of a Right, other than Rights that are or, under certain circumstances, were beneficially owned by the Acquiring Person (which will thereupon become void), will from and after the Distribution Date, have the right to receive, upon exercise of a Right and payment of the Purchase Price, a number of shares of Common Stock having a market value of two times the Purchase Price.

For example, at an exercise price of $30.00 per Right, each Right not owned by an Acquiring Person (or certain related parties) following a Flip-in Event will entitle its holder to purchase $60.00 worth of shares of Common Stock for $30.00. If the Common Stock at the time of exercise had a market value per share of $2.00 the holder of each valid Right would be entitled to purchase thirty shares of Common Stock for $30.00.

However, Rights are not exercisable following the occurrence of a person becoming an Acquiring Person until such time as the Rights are no longer redeemable by the Company (as described below).

“Flip-Over” Event. In the event that, at any time following the Stock Acquisition Date, any of the following occurs (each, a “Flip-over Event”):

•	The Company consolidates with, or merges with and into, any other entity, and the Company is not the continuing or surviving entity;

•	Any entity engages in a share exchange with or consolidates with, or merges with or into, the Company, and the Company is the continuing or surviving entity and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property; or

•	The Company sells or otherwise transfers, in one transaction or a series of related transactions, fifty percent (50%) or more of the Company’s assets, cash flow or earning power, each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Preferred Share Provisions. Each share of Preferred Stock, if issued: will not be redeemable, will entitle the holder thereof, when, as and if declared, to quarterly dividend payments equal to the greater of $30.00 per share and 1,000 times the amount of all cash dividends plus 1,000 times the amount of non-cash dividends or other distributions paid on one share of Common Stock, will entitle the holder thereof to receive $30,000 plus accrued and unpaid dividends per share upon liquidation, will have the same voting power as 1,000 shares of Common Stock and, if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, will entitle the holder thereof to a per share payment equal to the payment made on 1,000 shares of Common Stock.

Exempted Persons and Exempted Transactions. The Board recognizes that there may be instances when an acquisition of shares of Common Stock that would cause a stockholder to become an Acquiring Person may not jeopardize or endanger in any material respect the availability of the NOLs to the Company. Accordingly, the Section 382 Rights Agreement provides that the following “Exempted Persons” cannot become an Acquiring Person:

•	The Company or any of its subsidiaries;

•	Any officer, director or employee of the Company or any of its subsidiaries solely in respect of such person’s status or authority as such;

•	Any employee benefit plan of the Company or any of its subsidiaries or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan, or for the purpose of funding other employee benefits for employees of the Company or any of its subsidiaries;

•	Any other person (together with all of its affiliates and associates) whose beneficial ownership of 4.9% or more of the then outstanding shares of Common Stock will not jeopardize or endanger the availability to the Company of any tax benefit, as determined by the Board in its sole discretion prior to the time any person becomes an Acquiring Person; provided, however, that the Board can revoke such person’s “Exempted Person Status” if it subsequently makes a contrary determination regarding whether the person jeopardizes or endangers the availability of any tax benefit to the Company; and

•	any person controlled, directly or indirectly through other Persons, by Carl C. Icahn or Icahn Enterprises L.P., including, but not limited to, Icahn Enterprises Holdings L.P., American Entertainment Properties Corp., Icahn Partners LP, and Icahn Partners Master Fund LP.

Additionally, the Section 382 Rights Agreement provides that an “Exempted Transaction,” as determined by the Board, cannot result in a person becoming an Acquiring Person.

Redemption. At any time prior to the earlier of (1) the Stock Acquisition Date and (2) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) (subject to adjustment). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights (or such later time as the Board may establish), the Right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price for each Right so held.

Exchange. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by the Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights that are a void), in whole or in part, at an exchange ratio equal to (i) a number of shares of Common Stock per Right with a value equal to the spread between the value of the number of shares of Common Stock for which the Rights may then be exercised and the Purchase Price or (ii) if prior to the acquisition by the Acquiring Person of 50% or more of the then outstanding shares of Common Stock, one share of Common Stock per Right (subject to adjustment). Immediately upon an exchange of any Rights, the right to exercise such Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by an exchange ratio.

Anti-Dilution Provisions. The Board may adjust the Purchase Price of the Series A-2 Junior Participating Preferred Stock, the number of shares of Series A-2 Junior Participating Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a share dividend, a share split or a reclassification of the Series A-2 Junior Participating Preferred Stock or of the Common Stock. With certain exceptions, no adjustments to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

Amendments. Prior to the Distribution Date, the Board may supplement or amend any provision of the Section 382 Rights Agreement in any respect without the approval of the holders of the Rights. From and after the Distribution Date, no amendment can materially adversely affect the interests of the holders of the Rights (excluding the interests of any Acquiring Person).

The foregoing descriptions of the Section 382 Rights Agreement and the Rights do not purport to be complete and are qualified in their entirety by reference to the Section 382 Rights Agreement and the Certificate of Designation, which are filed as Exhibits 4.1 and 3.1, respectively, hereto and are incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description

3.1	Certificate of Designations of Series A-2 Junior Participating Preferred Stock of Viskase Holdings, Inc., filed with the Secretary of State of the State of Delaware on May 5, 2026 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the SEC on May 5, 2026).

4.1	Section 382 Rights Agreement, dated as of May 5, 2026, by and between Viskase Holdings, Inc. and Continental Stock Transfer & Trust Company, which includes the Form of Certificate of Designations as Exhibit A thereto, the Form of Rights Certificate as Exhibit B thereto, and the Form of Summary of Rights as Exhibit C thereto (incorporated by reference to the Current Report on Form 8-K filed by the Company with the SEC on May 5, 2026).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

VISKASE HOLDINGS, INC.
(Registrant)

Dated: May 5, 2026
	By:	/s/ Joseph D. King
	Name:	Joseph D. King
	Title:	Executive Vice President, General Counsel & Secretary